Exhibit 4.52

CERTAIN IDENTIFIED INFORMATION HAS BEEN EXCLUDED (INDICATED BY: [***]) FROM THE EXHIBIT BECAUSE IT IS NOT MATERIAL AND IS THE TYPE OF INFORMATION THAT THE REGISTRANT CUSTOMARILY TREATS AS PRIVATE AND CONFIDENTIAL.

EMPLOYMENT AGREEMENT

This Agreement is made as of February 9, 2026 by and between Aldo Battista (the “Executive”) and Birks Group Inc., a corporation incorporated under the laws of Canada (the “Company”).

WHEREAS the Executive received and accepted a conditional offer of employment from the Company on January 22, 2026;

WHEREAS the parties declare and acknowledge that the pre-employment conditions set out in such offer have all been duly satisfied;

NOW, THEREFORE, in consideration of the foregoing and of their respective covenants and agreements, the parties agree as follows:

1. Position, Responsibilities and Term of Agreement

1.1 Employment and Duties. Subject to the terms and conditions of this Agreement, the Company employs the Executive to serve, effective on or about April 2, 2026 or as may be otherwise mutually agreed between the Company and the Executive, as its Vice President and Chief Financial Officer, reporting to the Company’s Interim President and Chief Operating Officer (or to any other position designated by the Company’s Board of Directors from time to time); however, from the Effective Date (as defined below) until the departure of the Company’s current Vice President and Chief Financial Officer on or about April 1, 2026, the Executive shall serve as the Company’s Vice President, Accounting and Treasury reporting to the Company’s Interim President and Chief Operating Officer. The Executive accepts such employment and agrees to perform in a diligent, careful and proper manner such responsibilities and duties commensurate with such a position as may be assigned to the Executive. The Executive agrees to devote substantially all business time and efforts to and give undivided loyalty to the Company.

1.2 Place of work: The Executive shall be based in Montreal, Quebec, Canada, and provide his services to the Company primarily in Canada, with the requirement to travel across Canada and abroad as needed and/or directed by the Company and any other traveling needs required by the position.

1.3 Effective Date: Subject to the provisions of this Agreement, the Executive’s employment will begin on February 11, 2026 or as may be otherwise mutually agreed between the Company and the Executive and this Agreement shall be effective as of that date (the “Effective Date”) and shall continue for an indefinite term thereafter unless otherwise terminated as provided for in this Agreement (the “Term”).

2. Compensation

2.1 Base Salary. As of the Effective Date and during the Term of this Agreement, the Company shall pay the Executive an annual gross base salary of $300,000 (“Base Salary”) less all applicable taxes, and withholdings, payable in the manner dictated by the Company’s standard payroll policies. The Base Salary may be adjusted from time to time at the Company’s discretion. The Base Salary is the Executive’s total compensation for all hours of work, it being understood that the hours of work may vary and may sometimes exceed 40 hours per week.

2.2 Incentive Compensation.

“Fiscal Year” in this Agreement shall mean such period of approximately twelve (12) months defined as such from time to time by the Company’s Board of Directors. In the event of any change in the definition of “Fiscal Year” it should not adversely affect any bonus payment or other compensation based or calculated on the Fiscal Year.

a) Annual Cash Bonus. For each Fiscal Year of the Company following Fiscal Year 2026 through which the Executive remains actively employed by the Company, the Executive will have the opportunity to earn a bonus, when available and applicable, based on achievement of a targeted level of performance, as reflected in an annual bonus letter, if applicable, and based on performance criteria set by the Company with a target bonus of 40% of the Base Salary (the “Annual Cash Bonus”). The Annual Cash Bonus, if any, shall be payable upon completion of the Fiscal Year to which it relates. The Executive is required to be continuously and actively employed from the Effective Date through the date of the payment of the Annual Cash Bonus in order to receive any payment of the Annual Cash Bonus. The Executive acknowledges that: (i) terms of the Annual Cash Bonus and the Company’s Corporate Bonus Plan may change each Fiscal Year at the discretion of the Company; (ii) he has no expectation that in any Fiscal Year there will be a bonus or a guaranteed level of the Annual Cash Bonus; (iii) the amount of the Annual Cash Bonus, if any, that the Executive may be awarded may change from year to year; and (iv) all bonuses are subject to applicable deductions and withholdings. For greater certainty, “actively employed” means that the Executive is actively at work performing his job duties for the Company, and, subject to applicable employment standards legislation, expressly does not mean or include any period in lieu of notice of termination in which the Executive is not performing job duties for the Company.

2.3 Participation in Benefit Plans and Discount Policy. If acceptable by the Company’s group insurers, the Company will provide the Executive with the group insurance coverages, currently including life, dental, medical insurance benefits and short-term and long-term disability benefits (the “Benefits”), in accordance with the terms of the applicable plan documents, as may be amended from time to time, and the Executive shall have no independent right as against the Company in connection with the Benefits. The cost of the Benefits shall be borne by the Company according to the prevailing policies applicable to other Senior Management members. In addition, the Executive will be entitled to participate in the Company’s Discount Policy for Officers and Members of the Board. The Company may, at its discretion, modify said policies from time to time.

2.4 Vacation Days. The Executive shall be entitled to twenty (20) days of vacation for each Fiscal Year consistent with the Company’s vacation policy for Senior Management officers. The vacation days are earned for a given Fiscal Year during that same Fiscal Year; as a result, for any portion of a Fiscal Year worked, the vacation shall be prorated on the basis of the number of days worked during the Fiscal Year. Unused vacation days may not be carried over from year to year, unless otherwise approved by the Company or required in accordance with applicable employment standards legislation. In the event that the Executive’s employment terminates and the Executive has taken more vacation days than were accrued at the date of termination, the Executive agrees that the Company has the right to request a reimbursement for the value of the vacation days overtaken and/or deduct the amount from any sums due to the Executive and the Executive consents to any such deduction..

2.5 Expenses. During the Term, the Executive shall be entitled, without duplication, to receive reimbursement for all reasonable and pre-approved business expenses incurred by the Executive in accordance with the policies and procedures established by the Company.

2.6 Car Allowance: In addition but without duplication, the Executive shall receive the following gross all-inclusive car allowance, in a lump sum amount equal to $1,000 per month in accordance with the car allowance policy applicable to other members of Senior Management as may be amended from time to time. Any other automobile costs or expenses including, without limitation, maintenance, insurance, repairs, lease or financing costs, and mileage, are the sole responsibility of the Executive.

The Company will pay, or reimburse the Executive, for indoor parking at or near the Company’s head office when the Executive works from the head office.

2.7 Annual Retirement Benefit Contribution: During the Term, the Company will pay the Executive an annual retirement benefit contribution of $25,000 payable by installment on a quarterly basis, less applicable taxes and withholdings. At the option of the Executive and to the extent permitted by applicable laws, this amount may be paid to the Executive’s registered retirement savings plan.

2.8 Taxable Benefits: It is understood that to the extent the provisions in this Section 2 generate a taxable benefit for income tax purposes, these taxes will be the sole responsibility of the Executive and the Company reserves the right to withhold the taxes as applicable.

3. Termination

3.1 Certain Definitions. For purposes of this Agreement, the following terms have the meanings indicated:

a) “Change in Control” shall be deemed to have occurred as of the first day that any one or more of the following conditions shall have been satisfied:

(i) any “Person” as defined below (other than members of the Controlling Shareholder Group, the Company, any trustee or other fiduciary holding securities under any employee benefit plan of the Company, or any company controlled, directly or indirectly, by the Controlling Shareholder Group), is or becomes the “beneficial owner”, directly or indirectly, of securities of the Company representing 50% or more of the combined voting power of the Company’s then outstanding securities;

(ii) the shareholders of the Company approve a merger or consolidation of the Company with any other corporation or entity, OTHER THAN a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) more than 50% of the combined voting power of the voting securities of the Company or such surviving entity outstanding immediately after such merger or consolidation, or a merger or consolidation with or into any company the voting securities of which are beneficially owned 50% or more by the Controlling Shareholder Group;

(iii) the shareholders of the Company approve a plan of liquidation of the Company or an agreement for the sale or disposition by the Company of all or substantially all of the Company’s assets; or

(iv) the total combined voting power of the Company (or any successor entity) represented by shares of voting stock owned by members of the Controlling Shareholder Group is reduced to less than 50%.

The “Controlling Shareholder Group” includes: (i) Montel Sàrl; (ii) Mangrove Holding S.A.; (iii) Grande Rousse Trust; (iv) Meritus Trust Company Limited; (v) Dr. Lorenzo Rossi di Montelera, (vi) the spouse and lineal descendants of Dr. Lorenzo Rossi di Montelera; and/or (vii) any trust whose principal beneficiaries are persons described in clauses (v) and (vi).

A “Person” includes any natural person and any corporation, limited liability company, partnership, trust or other entity.

b) “Cause” shall mean: (i) the failure by the Executive to substantially perform the Executive’s duties for the Company (other than any such failure resulting from the Executive’s incapacity due to physical or mental illness, or any such actual or anticipated failure after the Executive announces his intention to resign for Good Reason); (ii) the engaging by the Executive in misconduct which is or has the potential to be financially injurious to the Company; (iii) the Executive’s conviction or a pleading of guilty with respect to the commission of an indictable offence or a crime involving bad faith or dishonesty; (iv) the Executive’s insubordination; (v) any breach by the Executive of any material term of this Agreement or any other written agreement between the Executive and the Company; (vi) the Executive’s material violation of any of the Company’s policies; or (vii) any other act, omission or circumstance or series of acts, omissions or circumstances by the Executive that would, pursuant to applicable civil law, permit the Company to, without notice or payment in lieu of notice, terminate his employment.

c) “Disability” shall mean the Executive’s inability to perform the Executive’s duties by reason of mental or physical disability for at least or 180 days in any three-hundred sixty-five (365) day period. In the event of a dispute as to whether the Executive is disabled within the meaning hereof, either party may from time to time request a medical examination of the Executive by a doctor appointed by the Chief of Staff of a hospital selected by mutual agreement of the parties, or as the parties may otherwise agree, and the written medical opinion of such doctor shall be conclusive and binding upon the parties as to whether the Executive has become disabled and the date when such disability arose. The cost of any such medical examination shall be borne by the Company.

d) “Good Reason” shall mean (i) the material diminishment of the Executive’s authority or responsibility as a senior executive of the Company and the assignment to the Executive of duties inconsistent in material respect with the Executive’s position(s), span of control, responsibilities or status within the Company; (ii) a material breach by the Company of this Agreement which is not remedied after thirty (30) days written notice thereof. In the event of a resignation for Good Reason, Executive must provide the Company with a written “Notice of Resignation for Good Reason.” The “Notice of Resignation for Good Reason” shall include the specific reason that the Company’s act or failure to act has given rise to the Executive’s resignation for Good Reason in accordance with this Agreement.

3.2 Termination of Agreement by the Executive.

Executive may terminate this Agreement without Good Reason by giving the Company written notice of such termination at least sixty (60) days prior to the termination date (the “Resignation Notice Period”); the Company can request a longer Resignation Notice Period of up to one hundred and twenty (120) days with the consent of the Executive; the Company is under no obligation to use the Executive’s services during the Resignation Notice Period and such period may be waived or curtailed at the Company’s option, provided that Company continues to pay the Executive’s Base Salary and provide benefits over the Resignation Notice Period.

3.3 Termination without Cause or Resignation for Good Reason.

In the event at any time of (a) the termination of the employment of the Executive by the Company without Cause (for any reason other than by death or Disability) or (b) the resignation of the Executive from the Company within thirty (30) days of an event constituting Good Reason, the Company shall pay or provide to the Executive only the following:

(i) Any earned and accrued but unpaid installment of base salary through the date of the Executive’s resignation for Good Reason or termination at the rate in effect immediately prior to such resignation for Good Reason or termination (or the rate in effect immediately prior to the occurrence of an event that constitutes Good Reason, whichever is greater) and all other unpaid amounts to which the Executive is entitled as of such date under any plan or program of the Company (including payment for any vacation time earned and not taken during the Fiscal Year in which termination occurs and reimbursements not yet paid but due for business expenses previously incurred, such payments to be made in a lump sum within fifteen (15) days following the date of resignation for Good Reason or termination;

(ii) Notice or payment in lieu of notice representing six (6) months (the “Notice Period”) of base salary at the same rate of base salary in effect immediately prior to the Executive’s resignation for Good Reason or termination (or the base salary in effect immediately prior to the occurrence of an event that constitutes Good Reason, whichever is greater). If the Company elects to make a payment in lieu of notice, the Company shall make the payment in lieu of notice in equal installments, less applicable taxes and other withholdings, on the Company’s regular payroll dates. In addition, the Executive will receive the equivalent of the average Annual Cash Bonus prorated for the Notice Period, if any (based on the average Annual Cash Bonus paid to him over the previous three (3) Fiscal Years, if any) paid over that number of months in the Notice Period, less applicable taxes and other withholdings, on the Company’s regular payroll dates. In the event that the termination of Executive’s employment without Cause occurs before the Executive has completed three (3) Fiscal Years, the average bonus will be calculated based on the available historical earnings prior to the date of the termination of Executive’s employment without Cause.

The Notice Period referred to above shall be increased by one (1) additional month after two (2) years of service for each additional year of service thereafter, up to a maximum of twelve (12) months after eight (8) years of service.

All payment of Base Salary and of Annual Cash Bonus continuation shall cease upon the Executive commencing alternate employment or other gainful activities providing income or fees equivalent to at least 70% of the Executive’s Base Salary; provided however that in no event will the Executive receive less than his minimum statutory entitlements, if any.

However, should the Executive be terminated without Cause within six (6) months following a Change in Control, then the Executive shall receive instead of the salary continuation set forth above a lump sum amount equal to twelve (12) months of Base Salary and Annual Cash Bonus (based on the average Annual Cash Bonus paid to him over the previous three (3) Fiscal Years), if any regardless of the Executive’s length of service at that time.

(iii) The Company shall maintain in full force and effect for the Notice Period described in Section 3.3(ii), following the date of the Executive’s resignation for Good Reason or termination without Cause, health and dental insurance programs (not disability and life insurance programs) in which the Executive was entitled to participate either immediately prior to the Executive’s resignation for Good Reason or termination without Cause or immediately prior to the occurrence of an event that constitutes Good Reason, provided that the Executive’s continued participation is possible under the general terms and provisions of such programs.

The health and dental insurance program coverage shall cease upon the Executive commencing alternate employment or other gainful activities.

(iv) Any other benefits or perquisites will cease effective the date of termination;

(v) Any vested stock option or other long-term incentive grants shall expire in accordance with the Company’s applicable long-term incentive plans and grant agreements under which the stock option or long-term incentive was granted.

(vi) As a condition to his entitlement to receive termination payments and benefits under clauses (ii) and (iii) of this Section, the Executive shall have executed and delivered to the Company a release substantially in the form attached hereto as Exhibit A.

For greater clarity:

(i) the above payments and continuation of benefits are inclusive of (and not in addition to) the Executive’s minimum statutory entitlements and, except as set forth above, no other payment whatsoever shall be due by the Company to the Executive;

(ii) the Executive will not be entitled to any civil law notice or payments in lieu with respect to the termination of his employment in accordance with these provisions and the Executive voluntarily waives such notice or payments in lieu; and

(iii) except as set out above, no further notice of termination, pay in lieu thereof, severance pay or any other amounts will be payable to the Executive in respect of the termination of his employment whether at civil law or otherwise, including in the event of a constructive dismissal. The Executive also agrees that regardless of the length of his employment with the Company, any change in his position or other terms of employment, this provision will continue to apply to him.

3.4 Termination for Cause or Resignation without Good Reason. In the event of the Executive’s termination of employment for Cause, or his resignation without Good Reason, only the amounts set forth in clause (i) of Section 3.3 shall be payable to the Executive. No other payment whatsoever shall be due by the Company to the Executive.

3.5 Termination for Disability or Death. In the event of the Executive’s termination of employment because of death or Disability, the Company shall pay or provide to the Executive only the following:

(i) the amount set forth in clause (i) of Section 3.3;

(ii) the amount set forth in clause (ii) of Section 3.3;

(iii) any vested stock option or other long-term incentive shall expire in accordance with the Company’s applicable long-term incentive plan and grant agreement under which the stock option or long-term incentive plan was granted.

No other payment whatsoever shall be due by the Company to the Executive.

3.6 Withholding. The Company shall have the right to deduct from any amounts payable under this Agreement an amount necessary to satisfy its obligations, under applicable laws, to withhold income or other taxes of the Executive attributable to payments made hereunder.

4. Non-Competition.

4.1 Non-Competition in Similar Capacity. The Executive agrees that during the Term, and for a twelve-month period thereafter (the “Non-Competition Period”), the Executive will not, directly or indirectly, whether alone or in conjunction with any other person, engage or be engaged in a capacity that is the same as or similar to the position occupied by the Executive while working for the Company, for any undertaking or business which competes with the business of the Company (a “Competing Business”), such business being the design and retail sale of precious stones, jewellery or watches, or the provision of appraisal or repair services for these items (the “Prohibited Business”) in the territory listed in Schedule 1 (attached hereto) (the “Territory”).

4.2 Non-Competition in Another Capacity. The Executive agrees that during Non-Competition Period, the Executive will not, directly or indirectly, whether alone or in conjunction with any other person, engage in business in the Territory, whether alone or in conjunction with any executive, officer, employee or agent of the Company for purposes which are competitive with the Prohibited Business.

In the event that the Company terminates the Executive without Cause, or if the Executive resigns with Good Reason, the Non-Competition Period in this Section 4 shall be equal to the length of the Notice Period described in Section 3.3(iii).

The prohibition contained in this Section 4 shall not apply provided the two following conditions are both met: the Competing Business does not derive 5% or more of its revenues (including those of its affiliates in aggregate) from the aggregate of all its Prohibited Businesses; and such revenues are less than 25% of the revenues of the Company and its affiliates in such Prohibited Business.

5. Non-Solicitation of Customers and Suppliers. The Executive agrees that during the Term, and for a twelve-month period thereafter (the “Non-Solicitation Period”), the Executive will not, directly or indirectly, whether alone or in conjunction with any other person, solicit the business of any Customer or Supplier of the Company for purposes which are competitive with the Prohibited Business.

In the event that the Company terminates the Executive without Cause, or if the Executive resigns with Good Reason, the Non-Solicitation Period shall be equal to the length of the Notice Period described in Section 3.3(iii).

A “Customer” includes any Person who, during the Term (including, for certainty, the Resignation Notice Period), or in the case of termination of employment, in the one (1) year preceding the date of termination of the Executive’s employment hereunder for any reason, has purchased from the Company, with the Executive’s knowledge, any product or services sold or distributed by the Company in respect of the Prohibited Business for a value of $20,000 or more in the preceding twenty-four (24) month period.

A “Supplier” means any Person who, during the Term (including, for certainty, the Resignation Notice Period), and in the case of termination, in the one (1) year preceding the date of termination of the Executive’s employment hereunder for any reason, has sold to the Company, with the Executive’s knowledge, any products that are resold by the Company as an integral part of the Business.

6. Non-Solicitation of Employees. The Executive agrees that during the Term, and for a twelve-month period thereafter (the “Non-Solicitation of Employee Period”), the Executive will not, directly or indirectly, whether alone or in conjunction with any other person, solicit or attempt to solicit any Person who is an executive, officer, employee or agent of the Company, or any member of the Company, to join a Competing Business, or induce any person who is an executive, officer, employee or agent of the Company, or any member of the Company, to terminate their relationship with the Company.

In the event that the Company terminates the Executive without Cause, or if the Executive resigns with Good Reason, the Non-Solicitation of Employee Period shall be equal to the length of the Notice Period described in Section 3.3(iii).

7. Confidentiality

7.1 The Executive agrees that during his employment with the Company and for so long thereafter as the Company has not allowed public disclosure of the information referred to below, the Executive will not, directly or indirectly, disclose, divulge, discuss, copy or otherwise use or allow to be used in any manner, any information, data or documents regarding the Company’s business, including without limitation, customer lists, customer contact details, manufacturing and marketing methods, product research or engineering data, vendors lists, employee lists, human resources lists and related information, contractors lists, financial information, business plans and methods or other confidential business information or trade secrets of the Company, its direct or indirect subsidiaries or its affiliates (the entirety of this information hereinafter collectively and individually referred to as the “Confidential Information”), it being acknowledged by the Executive that all such information regarding the business of the Company, its direct or indirect subsidiaries or its affiliates compiled or obtained by, or furnished to, or developed by the Executive while the Executive shall have been employed by or associated with the Company is confidential information and the Company’s exclusive property. It is understood, however, that the information publicly disclosed by the Company shall not be subject to this Section 7.1. The Executive acknowledges that the Confidential Information is among the principal assets of the Company and has been acquired through significant financial investments. The Executive acknowledges that the Confidential Information is the sole and exclusive property of the Company.

7.2 Upon the termination of the Executive’s employment with the Company, or at any time upon the request of the Company, the Executive (or the Executive’s heirs or personal representatives) shall deliver to the Company or permanently and securely destroy, as applicable, (a) all documents and materials (including, without limitation, computer files) containing confidential information relating to the business and affairs of the Company, its direct and indirect subsidiaries and its affiliates, and (b) all documents, materials and other property (including, without limitation, computer files) belonging to the Company, its direct or indirect subsidiaries and its affiliates, which in either case are in the possession or under the control of the Executive (or Executive’s heirs or personal representatives).

8. Remedies and Recognition

8.1 The Executive expressly agrees and understands that the remedy at law for any breach by the Executive of any of the provisions of Section 4, Section 5, Section 6 or Section 7 hereof will be inadequate and that damages flowing from such breach are not readily susceptible to being measured in monetary terms. Accordingly, it is acknowledged that upon adequate proof of the Executive’s violation of any legally enforceable provision of Section 4, Section 5, Section 6 or Section 7 hereof, the Company shall be entitled to immediate injunctive relief and may obtain a temporary order restraining any threatened or further breach. Nothing in this Section 8 shall be deemed to limit the Company’s remedies at law or in equity for any breach by the Executive of any of the provisions of Section 4, Section 5, Section 6 or Section 7 hereof, which may be pursued or availed of by the Company.

8.2 In the event the Executive shall violate any legally enforceable provision of Section 4, Section 5, Section 6 or Section 7 hereof as to which there is a specific time period during which he is prohibited from taking certain actions or from engaging in certain activities, as set forth in such provision, then, such violation shall toll the running of such time period from the date of such violation until such violation shall cease; provided, however, the Company shall seek appropriate remedies in a reasonably prompt manner after discovery of a violation by the Executive.

8.3 The Executive has carefully considered the nature and extent of the restrictions upon him pursuant to Section 4, Section 5, Section 6 and Section 7 hereof (the “Restrictive Covenants”) and the rights and remedies conferred upon the Company under this Section 8, and hereby acknowledges and agrees that the same are reasonable in time, territory and scope, are designed to eliminate competition which otherwise would be unfair to the Company, are not designed to stifle the inherent skill and experience of the Executive, would not operate as a bar to the Executive’s sole means of support, are fully required to protect the legitimate interests of the Company and do not confer a benefit upon the Company disproportionate to the detriment to the Executive.

8.4 If any court or arbitrators determine that any of the Restrictive Covenants, or any part thereof, is unenforceable because of the duration or territory of such provision, the duration or territory of such provision, as the case may be, shall be reduced so that such provision becomes enforceable and, in its reduced form, such provision shall then be enforceable and shall be enforced.

8.5 The Company and the Executive intend to and hereby confer jurisdiction to enforce the Restrictive Covenants upon the courts of any jurisdiction within the geographical scope of the Restrictive Covenants. If the courts of any one or more or such jurisdictions hold the Restrictive Covenants wholly unenforceable by reason of breach of scope or otherwise, it is the intention of the Company and the Executive that such determination not bar or in any way affect the Company’s right to the relief provided above in the courts of any other jurisdiction within the geographical scope of such Restrictive Covenants as to breaches of such Restrictive Covenants in such other respective jurisdiction, such Restrictive Covenants as they relate to each jurisdiction being, of this purpose, severable, diverse and independent covenants, subject, where appropriate, to the doctrine of res judicata.

9. Intellectual Property

9.1 The Executive hereby acknowledges that the Company is the sole and exclusive owner of all rights, title and interest in and with regard to the Products (as hereinafter defined). Consequently, the Executive, expressly and irrevocably, hereby assigns, to the Company and its successors and assigns, exclusively and globally, all rights, title and interest in the Products in their final form and as they are developed from time to time, including, without limiting the scope of the foregoing, all copyrights, trade secrets, trademarks, industrial designs, patent rights, and any other intellectual property rights in any work product carried out as part of or in connection with his/her duties as Executive of the Company, during or outside of business hours, relating to any current, planned or future activities of the Company or any company in connection with the Company or its affiliated entities, including, but not limited to, designs, mock-ups, documents, publications, promotional material, advertisements, texts, data and other information, programs and software, developments, inventions, models, databases, business methods, technical and non-technical procedures, manuals, reports and any improvements, modifications or additions made to the products that have been, are being or will be made or designed by the Executive (alone or jointly with others, whether carried out on the Company’s premises or not), during the Term (collectively referred to as “Products”).

9.2 The Executive hereby waives in favour of the Company, its successors and assigns, all moral rights that he may have or claim to have with respect to the Products, including (i) the right to being recognized as the author or creator of the Products as well as (ii) the right to challenge any modification or use of the Products.

9.3 The Executive acknowledges that the Products are and shall remain the sole property of the Company and may not be used by the Executive for any purpose other than for the Company’s benefit, with its consent and according to its instructions.

9.4 The Executive hereby agrees to sign any document that the Company, its successors or assigns consider necessary or useful to give full effect to the Company’s rights concerning the Products. All Products and any media containing the Products that are in the Executive’s possession shall be immediately returned to the Company upon termination of this Agreement and no copy shall be retained by the Executive without the Company’s explicit, prior written consent.

10. Assignment. The rights and obligations of the parties under this Agreement shall not be assignable by either the Company or the Executive, provided that this Agreement is assignable by the Company to any affiliate of the Company, to any successor in interest to the business of any of the Company, or to a purchaser of all or substantially all of the assets of any of the Company including without limitation by way of merger or stock purchase.

11. Miscellaneous

11.1 Governing Law. This Agreement shall be construed in accordance with and governed for all purposes by the laws of the Province of Quebec and the laws of Canada applicable thereto.

11.2 Notices. Any notice, request, or instruction to be given hereunder shall be in writing and shall be deemed given when personally delivered or delivered by a nationally recognized delivery service, or three days after being sent by certified mail, postage prepaid, with return receipt requested to, the parties at their respective addresses set forth below:

a)	To the Company:

Birks Group Inc.

2020 Robert-Bourassa Blvd.

Suite 200

Montreal, Quebec

H3A 2A5

Attention: Vice President, Human Resources, Chief Legal Officer and Corporate Secretary

b)	To the Executive:

Mr. Aldo Battista

[***]

11.3 Severability. If any paragraph, subparagraph or provision hereof is found for any reason whatsoever to be invalid or inoperative, that paragraph, subparagraph or provision shall be deemed severable and shall not affect the force and validity of any other provision of this Agreement. The covenants of the Executive in this Agreement shall each be construed as an agreement independent of any other provision in this Agreement, and the existence of any claim or cause of action of the Executive against the Company, whether predicated on this Agreement or otherwise, shall not constitute a defense to the enforcement by the Company of the covenants in this Agreement.

11.4 Entire Agreement, Amendment and Waiver. This Agreement constitutes the entire agreement and supersedes all prior agreements of the parties hereto relating to the subject matter hereof, and there are no oral terms or representations made by either party other than those herein. This Agreement may not be amended, supplemented or waived except by a writing signed by the party against which such amendment or waiver is to be enforced. The waiver by any party of a breach of any provision of this Agreement shall not operate to, or be construed as a waiver of, any other breach of that provision nor as a waiver of any breach of another provision.

11.5 Jurisdiction. Subject to Section 8.4, any legal action or proceeding arising out of or relating to this Agreement shall be brought exclusively in the courts of the Province of Quebec and, by execution and delivery of this Agreement, the Executive and the Company irrevocably consent to the jurisdiction of those courts. The Executive and the Company irrevocably waive any objection, including any objection based on the grounds of forum non-conveniens, which either may now or hereinafter have to the bringing of any action or proceeding in such jurisdiction in respect of this Agreement or any transaction related thereto.

11.6 Enforcement.

a) This Agreement shall inure to the benefit of and be enforceable by the Executive’s personal and legal representatives, executors, administrators, successors, heirs, distributees, devisees and legatees. If the Executive should die while any amounts are still payable to the Executive hereunder, all such amounts shall be paid in accordance with the terms of this Agreement to the Executive’s estate or beneficiary.

b) If either party is required to institute litigation or arbitration to enforce their rights under this Agreement, then the prevailing party, as determined by a court of competent jurisdiction, shall be entitled to recover reasonable attorney’s fees and costs.

11.7 Survival of Rights and Obligations. The provisions of Sections 3.2, 3.3, 3.4, 3.5, 4, 5, 6, 7, 8.1, 8.2 and 9 shall survive the termination or expiration of this Agreement. However, nothing in this subsection prohibits the Company from seeking relief under Section 8 of this Agreement, including circumstances where the Executive purports to resign with Good Reason.

11.8 Counterparts. This Agreement may be executed in two counterparts, each of which is an original but which shall together constitute one and the same instrument.

11.9 Written Resignation. In the event this Agreement is terminated for any reason (except by death), the Executive agrees that if at the time Executive is a director or officer of the Company or any of its direct or indirect subsidiaries, Executive will immediately deliver a written resignation as such director or officer, such resignation to become effective immediately.

11.10 Executive’s Representations. The Executive represents and warrants to the Company that (i) the Executive is able to perform fully the Executive’s duties and responsibilities contemplated by this Agreement and (ii) there are no restrictions, covenants, agreements or limitations of any kind on his right or ability to enter into and fully perform the terms of this Agreement.

11.11 Currency. For the avoidance of doubt, any references to monies or dollars set forth in this Agreement shall be in Canadian Dollars.

11.12 Independent Legal Advice. The Executive acknowledges that he has been advised to obtain, and that he has obtained or has been afforded the opportunity to obtain, independent legal advice with respect to this Agreement and that he understands the nature and consequences of this Agreement.

11.13 Language. The parties hereto acknowledge that the Agreement is a contract by mutual agreement and not a contract of adhesion, that the Executive has had the opportunity to negotiate its essential stipulations, and that it is the express wish of the parties that this Agreement and all related documents be drawn up in the English language. Les parties aux présentes reconnaissent que la présente entente est un contrat de gré à gré et non d’adhésion, que le cadre supérieur a eu la possibilité de négocier ses stipulations essentielles, et que la volonté expresse des parties est que la présente entente et les documents qui y sont liés soient rédigés en anglais.

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IN WITNESS WHEREOF, the parties hereto have entered into this Agreement upon the date first above written.

BIRKS GROUP INC.

By:	/s/ Davide Barberis Canonico
Davide Barberis Canonico
Interim President and Chief Operating Officer

EXECUTIVE

/s/ Aldo Battista
Aldo Battista

SCHEDULE 1

TERRITORY

The Territory is the following in the provinces in Canada listed below:

1)	Quebec:

The territory of the Communauté métropolitaine de Montréal as defined in the Act respecting the Communauté métropolitaine de Montréal.

2)	Ontario:

The territory comprised of the City of Toronto and the Regional Municipalities of Peel, Halton, Durham and York and the National Capital Region.

3)	Alberta:

The territory of the City of Calgary and the City of Edmonton.

4)	British Columbia:

The territory of the Metro Vancouver Regional District, as incorporated by letters patent pursuant to the British Columbia Municipal Act, as it existed as of the date hereof.

EXHIBIT A

RELEASE

Birks Group Inc. (the “Company”) and Aldo Battista (the “Executive”) entered into an Employment Agreement (“Employment Agreement”) made as of February 9, 2026. To satisfy the requirement of Section 3.3 of the Employment Agreement, Executive hereby grants the Company the Release set forth below:

1. Release. The Executive, for himself, his heirs, and personal and legal representatives, except as provided in Section 2 hereof, does hereby irrevocably and unconditionally release, remise, and forever discharge the Company and any of its parent companies, subsidiaries or affiliates and each of their respective officers, directors, and employees (the “Releasees”), however denominated, past, present, and future, and their predecessors, successors, and assigns, of and from any and all manner of actions, causes, matters, suits, dues, bonds, judgments, debts, accounts, covenants, agreements, claims, controversies, guarantees, warranties, damages, liabilities, or demands of any nature whatsoever in law or equity, whether or not now known to him that he ever had, now has, or hereafter can, shall, or may have, for, upon, or by reason of any matter, action, omission to act, transaction, practice, conduct, cause, or thing of any kind whatsoever to the date he executes this Release. Such release, remise, and discharge of the Releasees includes, without limitation, any and all claims under any and all federal, provincial, state and local statutes or civil law and extends without limitation to any and all acts, practices, or conduct by the Releasees, or the effects thereof, whether or not Executive now has knowledge thereof, or if any such effects exist or may in the future exist as a result of any act, omission, practice, or conduct that occurred prior to the date he executes this Release. Except as provided in Section 2, this Release shall specifically include, but not be limited to, the following:

(a) any and all claims and matters of any kind which arise or might arise, or which otherwise relate to the Executive’s employment with the Company or any of the Company’s parent companies, subsidiaries, affiliates, or the Executive’s termination of employment;

(b) any and all claims for wages and benefits (including without limitation salary, stock, stock options, commissions, incentive compensation, bonuses, notice, payment in lieu of notice, termination pay, severance pay, health and welfare benefits, overtime pay, vacation pay, interest, and any other fringe-type benefit);

(c) any and all claims for wrongful dismissal, breach of contract (whether written or oral, express or implied), and implied covenants of good faith and fair dealing;

(d) any claims under human rights or employment standards legislation (having discussed or otherwise canvassed any and all human rights or employment standards complaints, concerns or issues arising out of or with respect to the Executive’s relationship with the Releasees including any harassment claim or potential claim);

(e) any and all claims under applicable employment standards legislation or any federal, provincial, state or local statute relating to employee benefits;

(f) any and all claims in tort, including but not limited to any claims for fraud, misrepresentation, defamation, interference with contract or prospective economic advantage, intentional infliction of emotional distress, and/or negligence;

(g) any and all claims for additional commissions, compensation, or damages of any kind; and

(h) any and all claims for attorneys’ fees and costs.

2. General.

(a) It is understood and agreed that for the said consideration, the Executive will not make any claim or take any proceeding in connection with the claims released herein against any other person or party who may claim contribution or indemnity from the Releasees by virtue of said claim or proceeding.

(b) It is understood and agreed that for the said consideration, the Executive further covenants and agrees to save harmless and indemnify the Releasees from and against all claims, charges, taxes or penalties and demands which may be made by the appropriate taxing authorities in Canada and Quebec requiring the Releasee to pay income tax, charges or penalties under applicable statutes and regulations in respect of income tax payable by the Executive for services the Executive rendered to the Releasee; and in respect of any and all claims, charges, taxes, or penalties and demands which may be found payable by the Releasees in respect of the Executive relating to governmentally regulated or other employment insurance or pension plan programs.

(c) It is understood and agreed that the amounts provided to the Executive are intended to be inclusive of, and not in addition to, any benefits and allowances or obligations prescribed by applicable employment standards legislation and are to be in full payment of the obligations under such legislation, including the individual notice, termination pay and benefits requirements and entitlements of such legislation.

(d) It is understood and agreed that for the said consideration, the Executive will not make any statements, written or verbal, nor cause or encourage others to make any statements, written or verbal, that defame, disparage or in any way criticize the personal or business reputations, practices or conduct of the Releasee, its shareholders, officers, directors, employees, agents, advisors, partners, affiliates or consultants.

(e) The Executive expressly declares, except as set out in this Release, that the Executive has no claim of any nature or kind to any entitlement whatsoever arising under or from any group health or welfare insurance policy maintained by the Releasee for the benefit of its employees including disability or life insurance plans.

(f) It is further understood and agreed that the giving of the aforementioned consideration is deemed to be no admission of liability on the part of the said Releasees, said liability in fact being denied.

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(g) The Executive hereby undertakes to comply with his contractual obligations which continue to apply following the termination of his employment, including without limitation the non-competition, non-solicitation and confidentiality covenants. These undertakings shall form part of this Release as if they were reproduced herein.

(h) This Release shall be deemed to have been made in and shall be construed in accordance with the laws of the Province of Quebec.

(i) This Release shall enure to the benefit of and be binding upon the Executive and the Company and their respective heirs, executors, administrators, legal personal representatives, successors and assigns.

(j) The Executive has requested that this Release be drawn up in the English language. / Le soussigné a requis que la présente Quittance soit rédigée en anglais.

3. Review. The Executive acknowledges that he has had the opportunity to review the Employment Agreement and this Release and to consider their terms with his attorneys and advisors and that he understands their meaning and effect. The Executive hereby acknowledges that the execution of this Release is the Executive’s own free and voluntary act and that the only inducement for Executive’s granting this Release is the payment provided for in Section 3.3 of the Employment Agreement. The Executive understands and acknowledges that the agreement with the Company constitutes a transaction within the terms of articles 2631 et seq. of the Civil Code of Québec and is made without prejudice and without any admission whatsoever of responsibility, fault or liability on the part of the Company.

UNDERSTOOD AND AGREED:

Aldo Battista	Date

Witness	Date

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